Exhibit 12.1

Apollo Global Management, LLC

Unaudited Computation of Ratio of Earnings to Fixed Charges

($ in Thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense	$30,071	$22,393	$29,260	$37,116	$40,850
Capitalized interest	—	—	—	—	—
Portion of rental expense which represents interest factor	13,406	13,476	13,315	12,406	11,939
Amortization of debt issuance costs	1,598	3,453	765	511	511

Total fixed charges	$45,075	$39,322	$43,340	$50,033	$53,300

Earnings available for fixed charges:
Income (loss) before income tax provision	377,228	877,167	2,481,563	3,113,205	(1,292,270)
Less: (income) loss from equity method investment	(14,855)	(53,856)	(107,350)	(110,173)	(13,923)
Distributed equity income of affiliated companies	61,576	76,343	107,208	152,645	64,844
Add: fixed charges	45,075	39,322	43,340	50,033	53,300
Less: capitalized interest	—	—	—	—	—
Less: net (income) loss - Non-controlling interests	(215,998)	(561,693)	(1,714,603)	(2,736,838)	835,373

Total earnings (losses) available for fixed charges	$253,026	$377,283	$810,158	$468,872	$(352,676)

Ratio of earnings to fixed charges	5.61	9.59	18.69	9.37	(6.62)